TriniCorp, Inc.
Income Statement
For the Period May 01, 2018 (Inception)to December 31, 2018
(UNAUDITED)

Revenues

Other Income	$	834.24
Total Revenues		**834.24**

Operating Expenses

Bank & ATM Fee Expense	60.25
Business Meals Expense	2,022.77
Client Entertainment	24.00
Computer Equipment Expense	80.08
Facility & Utilities Expense	148.64
Furniture & Fixtures Expense	45.41
Gas & Auto Expense	935.53
Marketing & Advertising Expense	62.75
Nondeductible Expense	1,179.19
Office Kitchen Expense	138.87
Office Supply Expense	2,489.66
Parking & Tolls Expense	5,186.63
Phone & Internet Expense	171.89
Postage & Shipping Expense	13.66
Rent or Lease Expense	7,027.64
Research & Development Expense	7,855.89
Software & Web Hosting Expense	281.81
Travel & Transportation Expense	1,535.23
Total Operating Expenses	**29,259.90**

Total Expenses		**29,259.90**
Net loss	$	**(28,425.66)**